Exhibit 99.1

Happy City Holdings Limited Announces Pricing of $5.5 million Initial Public Offering and Listing on Nasdaq

Hong Kong, June 23, 2025 (GLOBE NEWSWIRE) -- Happy City Holdings Limited (Nasdaq: HCHL) (the “Company”), an established all-you-can-eat hotpot restaurant operator in Hong Kong , today announced the pricing of its initial public offering (the “Offering”) of 1,100,000 Class A ordinary shares (the “Class A Ordinary Shares”), at a price of $5.00 per Class A Ordinary Share (the “Offering Price”).

The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on June 24, 2025 under the symbol “HCHL.” The Offering is expected to close on June 25, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive aggregate gross proceeds of US$5.5 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 165,000 Class A Ordinary Shares of the Company, at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment Option”). Assuming that the Over-allotment Option is exercised, the Company is expected to receive gross proceeds amounting to $6.325 million, before deducting underwriting discounts and commissions and estimated offering expenses.

The Company intends to use the net proceeds for its business expansion in Hong Kong and Southeast Asia region and working capital and general corporate purposes.

The Offering is conducted on a firm commitment basis. Dominari Securities LLC is acting as the representative of the underwriters, with Revere Securities LLC and Pacific Century Securities LLC acting as the co-underwriters (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP, Ogier, David Fong & Co. and China Commercial Law Firm are acting as United States, British Virgin Islands, Hong Kong and People’s Republic of China legal counsels to the Company, respectively. AOGB CPA LIMITED is acting as the reporting accountants of the Company. VCL Law LLP is acting as legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333- 285856) previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2025. The Offering is being made only by means of a prospectus. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained, when available, from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350; or from Pacific Century Securities LLC by email at project@pcsecurities.us, by standard mail to Pacific Century Securities, LLC, 60-20 Woodside Avenue Ste 211 Queens, NY 11377, or by telephone at 212-970-8868.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Happy City Holdings Limited

Headquartered in Hong Kong, we are a restaurant operator that operates three all-you-can-eat hotpot restaurants in Hong Kong serving mixed style, Shabu Shabu-style and Thai-style specialty hotpot. Through our restaurants that are located in various prime locations in Hong Kong, our unique brand image, and our strong commitment to food quality, we offer an immersive dining experience to our customers.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Class A Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Happy City Holdings Limited
Investor Relations
Email: info@happycitys.com